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March 11, 2004



VIA EDGAR

Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Variable Annuity Account Nine of AIG SunAmerica Life Assurance Company ("Registrant")
        Ovation Access Variable Annuity
        Form N-4 under the Securities Act of 1933, as amended (the "1933 Act") and the Investment Company Act of 1940 ("1940 Act")
        File Nos. 333-89358 and 811-21096, declared effective: August 16, 2002 EDGAR Submission Type RW Withdrawal Request
        Withdrawal of Registration Statement after Effectiveness Pursuant to Rule 477 of the 1933 Act

Ladies and Gentlemen:

Pursuant to Rule 477 of the 1933 Act, the Registrant, a separate account of AIG SunAmerica Life Assurance Company, hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form N-4 (File Nos. 333-89358 and 811-21096), filed with the Commission on May 30, 2002 and declared effective August 16, 2002, along with any amendments or exhibits filed thereto (the "Registration Statement").

The Ovation Access Variable Annuity (the "Product") was not marketed and no securities were sold in the offering. The Registration Statement was updated because the business people involved were hopeful that pricing issues could be resolved and the Product could be sold to the public. However, it was determined that this product was not compatible with other products offered by the company and therefore, the Registrant resolved not to proceed with the sale of the securities covered by the Registration Statement.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective by April 1, 2004.

Sincerely,

/s/ Mallary L. Reznik

Mallary L. Reznik
Associate General Counsel